Exhibit 3.1
Section 3.2 of the Registrant’s Amended and Restated Bylaws
3.2 Qualifications of Directors
     Directors need not be shareholders of the Corporation or residents of the State of Washington. Each director of the Corporation shall be eligible to serve as a director until the annual meeting of shareholders immediately following such director’s 72nd birthday.